December 11, 2020

Via Email
Yusuke Masuda
Chief Representative in New York
Representative Office in New York
Japan Bank for International Cooperation
712 Fifth Avenue, 26th Floor
New York, New York 10019

       Re:    Japan Bank for International Cooperation
              Registration Statement under Schedule B
              Filed November 16, 2020
              File No. 333-250107

              Form 18-K for Fiscal Year Ended March 31, 2020
              Filed September 8, 2020, as amended September 11, 2020 File No. 333-182490

Dear Mr. Masuda:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 18-K - Exhibit 99.1

Recent Developments

Response to COVID-19 and Establishment of Growth Investment Facility, page 4

1. We note your disclosure in regards to the spread of COVID-19 in the fourth quarter of the fiscal year ended March 31, 2020 and its negative effect on debtors and
JBIC   s
       operations. Please provide an update that describes how COVID-19 has
affected JBIC   s
       operations including its ability to collect on its loans.
 Yusuke Masuda
Japan Bank for International Cooperation
December 11, 2020
Page 2


Business, page 11

2. For each major category of loans, to the extent possible, please disclose the average yield or include disclosure regarding the range of interest rates for such category of loans or advise us why such disclosure is not necessary.

Loan Balances of the JBOC Operations by Remainder of Term, page 15

3. For each group, please describe whether interest rates are predetermined, floating or adjustable, or advise.

Special Operations, page 4

4.     We note your disclosure on page 4 that the JBIC Act was amended to
enhance JBIC   s
       capacity to finance overseas infrastructure projects through newly established Special
       Operations. We also note your disclosure on page 10 that describes in Ordinary
       Operations, several projects that support Japanese companies in overseas business expansion in connection with infrastructure and other projects. Please revise to describe in greater detail when projects are classified as Special Operations.

Allowance for Loan Losses of the JBIC Operations, page 16

5. JBIC provides an allowance for possible loans losses pursuant to the relevant cabinet order and related regulations. Please describe the factors involved to make this determination.

       We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco,
Office Chief, at (202) 551-3253 with any questions.

                                                            Sincerely,

                                                            Office of
International Corporate
                                                            Finance


cc:    Kenji Hosokawa, Esq.
       Morrison & Foerster LLP